NO ACT

IE
2-19-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005142

DIVISION OF
CORPORATION FINANCE

February 20, 2015

FEB 20 2015

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-20-15

Herbert F. Kozlov
Reed Smith LLP
hkozlov@reedsmith.com

Re: Columbia Laboratories, Inc.

Dear Mr. Kozlov:

This is in regard to your letter dated February 19, 2015 concerning your request to exclude a shareholder proposal submitted to Columbia by Daryn Bourbin. Your letter indicates that the proponent did not submit a rule 14a-8 proposal and that Columbia therefore withdraws its January 9, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

cc: Daryn Bourbin

FISMA & OMB Memorandum M-07-16

ReedSmith

599 Lexington Avenue
New York, NY 10022-7650
+1 212 521 5400
Fax +1 212 521 5450
reedsmith.com

February 19, 2015

VIA UPS and E-MAIL (shareholderproposals@sec.gov)

U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, N.E.
WASHINGTON, D.C. 20549

Re: Columbia Laboratories, Inc. – Shareholder Proposal Submitted by Mr. Daryn Bourbin ("Proponent") Withdrawal of Request for No-Action Letter.

Dear Ladies and Gentlemen:

By letter dated January 9, 2015, on behalf of our client Columbia Laboratories, Inc., a Delaware corporation ("Columbia"), we submitted a request for a no-action letter. A copy of our January 9, 2015 request is annexed hereto (without the exhibits).

The purpose of this letter is to notify you that we hereby withdraw our request for a no-action letter. We are withdrawing our request for a no-action letter because (a) Proponent has never submitted to Columbia or to the Securities and Exchange Commission a proposal for inclusion in Columbia's proxy statement, (b) Proponent has not responded to Columbia's January 9, 2015 request for a no-action letter, and (c) for the reasons set forth in our January 9, 2015 request. As a consequence of the foregoing, the Company views it as unnecessary to proceed with its request for a no-action letter in this matter.

If you have any questions with respect to this matter, please contact me at 212-549-0241 or by email at HKozlov@reedsmith.com.

Very Truly Yours,



Herbert F. Kozlov

/Enclosures

cc. Frank Condella, President and Chief Executive Officer of Columbia Laboratories, Inc. by email
Mr. Daryn Bourbin by overnight courier and by first class U.S. mail.

Annex A

Reed Smith LLP Letter of January 9, 2015

(See Attached)

ReedSmith

Reed Smith LLP
599 Lexington Avenue
New York, NY 10022-7650
Tel +1 212 521 5400
Fax +1 212 521 5450
reedsmith.com

January 9, 2015

VIA UPS and E-MAIL (shareholderproposals@sec.gov)

U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, N.E.
WASHINGTON, D.C. 20549

Re: Columbia Laboratories, Inc. – Shareholder Proposal Submitted by Mr. Daryn Bourbin

Dear Ladies and Gentlemen:

I am writing on behalf of Columbia Laboratories, Inc., a Delaware corporation ("Columbia"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Columbia may exclude the stockholder proposal submitted by Mr. Daryn Bourbin (the "Proponent") from the proxy materials to be distributed by Columbia in connection with its 2015 annual meeting of stockholders (the "2015 proxy materials").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the date Columbia intends to file its definitive 2015 proxy materials; and

- concurrently sent a copy of this correspondence to the Proponent by overnight courier and by first class U.S. mail to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff regarding his stockholder proposal, then a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Columbia pursuant to Rule 14a-8(k) and SLB 14D.

Introduction

1. The Proponent Did Not Submit a Timely Proposal.

On or about November 20, 2014, Columbia received an undated transmittal letter from the Proponent, a copy of which is attached hereto as Exhibit A (the "Transmittal Letter"). The Transmittal Letter referred to a shareholder proposal that purportedly was submitted by the Proponent to Columbia on November 17, 2014.

However, the Transmittal Letter did not include with it any shareholder proposal. The closest thing to an actual shareholder proposal submitted by Proponent is the following, vague and indefinite sentence in his Transmittal Letter:

> The shareholder proposal is being submitted in accordance with the U.S. Securities & Exchange Commission Rule 14a-8 and focuses on "Shareholder Rights or Poison Pill".

In subsequent, direct phone calls with the Proponent, he confirmed to Columbia that he had not included his Proposal with the November 17, 2014 transmittal letter. Indeed, as of the date of this letter, the Proponent has never provided the Proposal to Columbia, leading Columbia to conclude that Proponent has effectively abandoned the Proposal.

The last day for shareholders to timely submit stockholder proposals to Columbia to be considered for inclusion in Columbia's 2015 proxy statement pursuant to Rule 14a-8 of the Exchange Act, as noted in Columbia's 2014 proxy statement, was December 1, 2014.

Accordingly, no shareholder proposal from the Proponent was received by Columbia on or before the December 1, 2014 deadline for submission of a proposal, and his Proposal (if one is ever submitted) may be properly excluded.

2. Proponent Did Not Submit Documentation Demonstrating He Satisfied the Continuous Ownership Rule.

The Proponent submitted TD Ameritrade statements with his Transmittal Letter showing ownership of Columbia common shares during the one month period January 10, 2010 through January 31, 2010 and for the one month period October 1, 2014 through October 31, 2014 (collectively, the "TD Ameritrade Statements")

However, the Proponent did not include documentation demonstrating that he ***continuously*** held at least $2,000 in market value, or 1%, of Columbia's securities entitled to be voted on at the 2015 annual meeting of stockholders for at least one year prior to November 17, 2014, the date the Proponent claims to have submitted the Proposal to Columbia, as required by Rule 14a-8(b).

Columbia properly and timely informed Proponent of the requirement that he submit appropriate ownership documentation (*See* Section 3 below). Nevertheless, Proponent has not submitted any additional ownership documentation. Accordingly, Proponent has failed to provide evidence sufficient to demonstrate his ***continuous*** ownership of Columbia securities for at least one year as of November 17, 2014, the date the Proponent purported to have submitted the Proposal to Columbia, as required by Rule 14a-8(b)(1), despite Columbia's timely and proper request for such information.

3. Columbia Responded to Proponent With a Timely Deficiency Notice.

On December 2, 2013, which was within 14 days of the date that Columbia received the Transmittal Letter, Columbia sent a letter to the Proponent notifying him of the deficiencies described above, as required by Rule 14a-8(f) (the "Deficiency Notice"). The Deficiency Notice is attached hereto as Exhibit B. In the Deficiency Notice, Columbia expressly informed the Proponent that Columbia had not received a copy of the Proposal.

Columbia's Deficiency Notice also informed the Proponent of the continuous ownership requirements of Rule 14a-8 and how Proponent could satisfy the documentation requirements of Rule. Specifically, the Deficiency Notice: (i) set forth the ownership requirements of Rule 14a-8(b); (ii) set forth the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and (iii) advised Proponent that his response had to be postmarked or transmitted electronically no later than 14 days from the date the Proponent received the Deficiency Notice.

4. Summary.

For these reasons and the reasons set forth below, the Proposal may properly be omitted from Columbia's 2015 proxy materials under Rule 14a-8(i)(3) because no shareholder proposal was ever received by Columbia (or, if the Transmittal Letter was intended to constitute his Proposal, ithe Proposal is impermissibly vague and indefinite) under Rule 14a-8(f); and because the Proponent failed to supply documentary support evidencing satisfaction of the continuous ownership requirements of Rule 14a-8(b)(1).

Basis for Excluding the Proposal

The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal was Impermissibly Vague and Indefinite.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal under Rule 14a-8(i)(3) "[i]f the proposal or supporting statements is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

As noted above, the only information the Proponent has provided to Columbia regarding his Proposal is that the Proposal "focuses" on "Shareholder Rights or Poison Pill." It is therefore impossible for Columbia to determine with any reasonable certainty exactly what actions or measures the Proponent is advocating and/or the Proposal requires. Accordingly, the Proposal is properly excludable under Rule 14a-8(i)(3).

The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities in one of two ways:

- A written statement from the "record" holder of the securities (usually a bank or broker) verifying that, at the time the stockholder proponent submitted the proposal, the stockholder proposal continuously held the securities for at least one year; or

- A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

As noted above, the TD Ameritrade Statements submitted to Columbia do not demonstrate that that the Proponent held his shares *continuously* for at least the one year period leading up to November 17, 2014, the date the Proponent claims to have submitted the Proposal to Columbia. The Staff has expressly stated in Staff Legal Bulletin No. 14 that monthly, quarterly or other periodic statements do not sufficiently demonstrate continuous ownership under Rule 14a-8(b).

As of the date of this letter, the Proponent has failed to demonstrate that he continuously owned the requisite number of Columbia securities for the requisite one-year period prior to and including the date the Proposal was allegedly submitted, despite Columbia's timely and proper request for such information.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), following a timely and proper request by the registrant, to furnish the full and proper evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal, the proposal may be excluded under Rule 14a-8(f). See, e.g., *The Gap Inc.* (avail. Mar. 3, 2003) (concurring that account statements do not sufficiently demonstrate continuous ownership and that a shareholder "must submit an affirmative written statement from the record holder"); *AT&T Corp.* (avail Jan. 24, 2001) (two account statements evidencing holdings at beginning and end of twelve-month period not sufficient to establish continuous ownership requirement); *Great Plains Energy Incorporated* (June 17, 2010) (broker's statement verifying ownership for a period ended prior to the date of submission did not sufficiently demonstrate continuous ownership for the requisite period); and *Peregrine Pharmaceuticals, Inc.* (avail. Jul. 15, 2013) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears not to have responded to Peregrine's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)").

Conclusion

For the reasons outlined above, Columbia believes that the Proposal may be omitted in its entirety from Columbia's 2015 proxy materials under Rule 14a-8(i)(3) because no proposal has been submitted, or if the Transmittal Letter was intended to constitute the Proposal, because the Proposal is impermissibly vague and indefinite; and under Rule 14a-8(f) because the Proponent failed to supply documentary support evidencing satisfaction of the continuous ownership requirements of Rule 14a-8(b)(1).

Accordingly, Columbia respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Columbia if Columbia omits the Proposal in its entirety or any reference to the Proposal from its 2015 proxy materials.

If you have any questions with respect to this matter, please contact me at 212-549-0241 or by email at HKozlov@reedsmith.com.

ReedSmith

Very Truly Yours,



Herbert F. Kozlov

/Enclosures

cc. Frank Condella, President and Chief Executive Officer of Columbia Laboratories, Inc. by email
Mr. Daryn Bourbin by overnight courier and by first class U.S. mail

ReedSmith

Reed Smith LLP
599 Lexington Avenue
New York, NY 10022-7650
Tel +1 212 521 5400
Fax +1 212 521 5450
reedsmith.com

January 9, 2015

VIA UPS and E-MAIL (shareholderproposals@sec.gov)

U.S. SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
OFFICE OF CHIEF COUNSEL
100 F STREET, N.E.
WASHINGTON, D.C. 20549

Re: Columbia Laboratories, Inc. – Shareholder Proposal Submitted by Mr. Daryn Bourbin

Dear Ladies and Gentlemen:

I am writing on behalf of Columbia Laboratories, Inc., a Delaware corporation ("Columbia"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Columbia may exclude the stockholder proposal submitted by Mr. Daryn Bourbin (the "Proponent") from the proxy materials to be distributed by Columbia in connection with its 2015 annual meeting of stockholders (the "2015 proxy materials").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the date Columbia intends to file its definitive 2015 proxy materials; and
- concurrently sent a copy of this correspondence to the Proponent by overnight courier and by first class U.S. mail to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff regarding his stockholder proposal, then a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Columbia pursuant to Rule 14a-8(k) and SLB 14D.

Introduction

1. The Proponent Did Not Submit a Timely Proposal.

On or about November 20, 2014, Columbia received an undated transmittal letter from the Proponent, a copy of which is attached hereto as Exhibit A (the "Transmittal Letter"). The Transmittal Letter referred to a shareholder proposal that purportedly was submitted by the Proponent to Columbia on November 17, 2014.

However, the Transmittal Letter did not include with it any shareholder proposal. The closest thing to an actual shareholder proposal submitted by Proponent is the following, vague and indefinite sentence in his Transmittal Letter:

> The shareholder proposal is being submitted in accordance with the U.S. Securities & Exchange Commission Rule 14a-8 and focuses on "Shareholder Rights or Poison Pill".

In subsequent, direct phone calls with the Proponent, he confirmed to Columbia that he had not included his Proposal with the November 17, 2014 transmittal letter. Indeed, as of the date of this letter, the Proponent has never provided the Proposal to Columbia, leading Columbia to conclude that Proponent has effectively abandoned the Proposal.

The last day for shareholders to timely submit stockholder proposals to Columbia to be considered for inclusion in Columbia's 2015 proxy statement pursuant to Rule 14a-8 of the Exchange Act, as noted in Columbia's 2014 proxy statement, was December 1, 2014.

Accordingly, no shareholder proposal from the Proponent was received by Columbia on or before the December 1, 2014 deadline for submission of a proposal, and his Proposal (if one is ever submitted) may be properly excluded.

2. Proponent Did Not Submit Documentation Demonstrating He Satisfied the Continuous Ownership Rule.

The Proponent submitted TD Ameritrade statements with his Transmittal Letter showing ownership of Columbia common shares during the one month period January 10, 2010 through January 31, 2010 and for the one month period October 1, 2014 through October 31, 2014 (collectively, the "TD Ameritrade Statements")

However, the Proponent did not include documentation demonstrating that he ***continuously*** held at least $2,000 in market value, or 1%, of Columbia's securities entitled to be voted on at the 2015 annual meeting of stockholders for at least one year prior to November 17, 2014, the date the Proponent claims to have submitted the Proposal to Columbia, as required by Rule 14a-8(b).

Columbia properly and timely informed Proponent of the requirement that he submit appropriate ownership documentation (*See* Section 3 below). Nevertheless, Proponent has not submitted any additional ownership documentation. Accordingly, Proponent has failed to provide evidence sufficient to demonstrate his ***continuous*** ownership of Columbia securities for at least one year as of November 17, 2014, the date the Proponent purported to have submitted the Proposal to Columbia, as required by Rule 14a-8(b)(1), despite Columbia's timely and proper request for such information.

3. Columbia Responded to Proponent With a Timely Deficiency Notice.

On December 2, 2013, which was within 14 days of the date that Columbia received the Transmittal Letter, Columbia sent a letter to the Proponent notifying him of the deficiencies described above, as required by Rule 14a-8(f) (the "Deficiency Notice"). The Deficiency Notice is attached hereto as Exhibit B. In the Deficiency Notice, Columbia expressly informed the Proponent that Columbia had not received a copy of the Proposal.

Columbia's Deficiency Notice also informed the Proponent of the continuous ownership requirements of Rule 14a-8 and how Proponent could satisfy the documentation requirements of Rule. Specifically, the Deficiency Notice: (i) set forth the ownership requirements of Rule 14a-8(b); (ii) set forth the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b); and (iii) advised Proponent that his response had to be postmarked or transmitted electronically no later than 14 days from the date the Proponent received the Deficiency Notice.

4. Summary.

For these reasons and the reasons set forth below, the Proposal may properly be omitted from Columbia's 2015 proxy materials under Rule 14a-8(i)(3) because no shareholder proposal was ever received by Columbia (or, if the Transmittal Letter was intended to constitute his Proposal, ithe Proposal is impermissibly vague and indefinite) under Rule 14a-8(f); and because the Proponent failed to supply documentary support evidencing satisfaction of the continuous ownership requirements of Rule 14a-8(b)(1).

Basis for Excluding the Proposal

The Proposal May be Excluded Pursuant to Rule 14a-8(i)(3) Because the Proposal was Impermissibly Vague and Indefinite.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal under Rule 14a-8(i)(3) "[i]f the proposal or supporting statements is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail"); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"); *Fuqua Industries Inc.* (avail. Mar. 12, 1991) (Staff concurred with exclusion under Rule 14a-8(i)(3) where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal").

As noted above, the only information the Proponent has provided to Columbia regarding his Proposal is that the Proposal "focuses" on "Shareholder Rights or Poison Pill." It is therefore impossible for Columbia to determine with any reasonable certainty exactly what actions or measures the Proponent is advocating and/or the Proposal requires. Accordingly, the Proposal is properly excludable under Rule 14a-8(i)(3).

The Proposal May be Excluded Pursuant to Rule 14a-8(f)(1) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time. Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities in one of two ways:

- A written statement from the "record" holder of the securities (usually a bank or broker) verifying that, at the time the stockholder proponent submitted the proposal, the stockholder proposal continuously held the securities for at least one year; or
- A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

As noted above, the TD Ameritrade Statements submitted to Columbia do not demonstrate that that the Proponent held his shares ***continuously*** for at least the one year period leading up to November 17, 2014, the date the Proponent claims to have submitted the Proposal to Columbia. The Staff has expressly stated in Staff Legal Bulletin No. 14 that monthly, quarterly or other periodic statements do not sufficiently demonstrate continuous ownership under Rule 14a-8(b).

As of the date of this letter, the Proponent has failed to demonstrate that he continuously owned the requisite number of Columbia securities for the requisite one-year period prior to and including the date the Proposal was allegedly submitted, despite Columbia's timely and proper request for such information.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), following a timely and proper request by the registrant, to furnish the full and proper evidence of continuous share ownership for the full one-year period preceding and including the submission date of the proposal, the proposal may be excluded under Rule 14a-8(f). See, e.g., *The Gap Inc.* (avail. Mar. 3, 2003) (concurring that account statements do not sufficiently demonstrate continuous ownership and that a shareholder "must submit an affirmative written statement from the record holder"); *AT&T Corp.* (avail Jan. 24, 2001) (two account statements evidencing holdings at beginning and end of twelve-month period not sufficient to establish continuous ownership requirement); *Great Plains Energy Incorporated* (June 17, 2010) (broker's statement verifying ownership for a period ended prior to the date of submission did not sufficiently demonstrate continuous ownership for the requisite period); and *Peregrine Pharmaceuticals, Inc.* (avail. Jul. 15, 2013) (concurring with the exclusion of a shareholder proposal under Rule 14a-8(b) and Rule 14a-8(f) and noting that "the proponent appears not to have responded to Peregrine's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b)").

Conclusion

For the reasons outlined above, Columbia believes that the Proposal may be omitted in its entirety from Columbia's 2015 proxy materials under Rule 14a-8(i)(3) because no proposal has been submitted, or if the Transmittal Letter was intended to constitute the Proposal, because the Proposal is impermissibly vague and indefinite; and under Rule 14a-8(f) because the Proponent failed to supply documentary support evidencing satisfaction of the continuous ownership requirements of Rule 14a-8(b)(1).

Accordingly, Columbia respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Columbia if Columbia omits the Proposal in its entirety or any reference to the Proposal from its 2015 proxy materials.

If you have any questions with respect to this matter, please contact me at 212-549-0241 or by email at HKozlov@reedsmith.com.

Very Truly Yours,



Herbert F. Kozlov

/Enclosures

cc. Frank Condella, President and Chief Executive Officer of Columbia Laboratories, Inc. by email
Mr. Daryn Bourbin by overnight courier and by first class U.S. mail

Exhibit A

Proponent Letter

Daryn Bourbin

FISMA & OMB MEMORANDUM M-07-16

Nominating and Corporate Governance Committee
c/o Corporate Secretary
Columbia Laboratories, Inc.
4 Liberty Square
Boston, MA 02109

Re: Proof of Ownership related to Shareholder Proposal Submitted for 2015 Annual Meeting

Dear Sirs:

The purpose of this document is to provide written confirmation that on November 17, 2014, when Daryn Bourbin formally submitted a shareholder proposal, that the submitter, Daryn Bourbin held 88,599 of Columbia Labs common stock that were held of record by TD Ameritrade Incorporated.

Daryn Bourbin has held more than $2,000 in common stock for Columbia Labs since September 2008, which is more than one year prior to the submission of the shareholder proposal on November 17th 2014.

Please let me know if there is any additional information or clarification required. I can be reached at
FISMA & OMB MEMORANDUM M-07-16



Daryn Bourbin

Daryn Bourbin

FISMA & OMB MEMORANDUM M-07-16

Nominating and Corporate Governance Committee
c/o Corporate Secretary
Columbia Laboratories, Inc.
4 Liberty Square
Boston, MA 02109

Re: Shareholder Proposal for 2015 Annual Meeting

Dear Sirs:

The purpose of this document is to provide written confirmation that on November 17, 2014, when Daryn Bourbin formally submitted a shareholder proposal, that the submitter, Daryn Bourbin held 88,599 of Columbia Labs Incorporated common stock that were held of record by TD Ameritrade Incorporated.

I, Daryn Bourbin submit the enclosed shareowner proposal to be included in the proxy statement for Columbia Labs Incorporated to be distributed to shareholders prior to the 2015 annual meeting.

Daryn Bourbin has held more than $2,000 in common stock for Columbia Labs Incorporated since September 2008, which is more than one year prior to the submission of the shareholder proposal on November 17, 2014 and will continue to maintain ownership of these shares through the date of the annual meeting. A document from TD Ameritrade confirming the shareholder's ownership is enclosed.

The shareholder proposal is being submitted in accordance with the U.S. Securities & Exchange Commission Rule 14a-8 and focuses on "Shareholder Rights or Poison Pill".

I plan on attending the annual meeting on or around May, 2015. I would sincerely appreciate the opportunity to discuss this matter with you beforehand.

Please let me know if there is any additional information or clarification required. I can be reached at
FISMA & OMB MEMORANDUM M-07-16


Daryn Bourbin



DARYN TODD BOURBIN & ELISA WAIN
BOURBIN JT TEN

FISMA & OMB MEMORANDUM M-07-16

Terms and Conditions

STATEMENT GUIDE

TD Ameritrade provides monthly Portfolio Reports for accounts with activity and quarterly reports for inactive accounts with assets.[1]
Portfolio Summary: Tracks the current value of your portfolio as of the report date and compares it to the prior month.[1] The asset allocation indicates your portfolio diversification by investment type.

Multiple allocations under 5% will be grouped into the category of "Other" in the pie chart. Margin Equity = Total Account Equity/(Total Long Marginable Value + Total Short Value)

Activity Summary: The opening and closing cash balances are reconciled here for your quick reference. All account activity is summarized for the current period and year-to-date.
Income & Expense Summary (non-IRAs only): This section details the income and expense totals from the Activity Summary and classifies the tax treatment.
Retirement Account Summary (IRAs only): Review the IRS regulated transactions for the current and prior years. IRS Form 5498 fair market value is based on the current value as of December 31 of the previous year and will be furnished to the Internal Revenue Service.
Performance Summary: Monitor your annual portfolio performance and the unrealized gains and losses for your future investment strategy.
Account Positions: View your investments at the current market value and compare the original cost to see unrealized gains and losses in your portfolio. Original cost is assigned using the first-in, first-out (FIFO) method, which assumes the first shares you sell are those you purchased first. The estimated investment income[2] and average cost per share are displayed for your reference (the oldest purchase date is shown for an indication of your holding period).
This statement represents a statement of account assets and account activity of your account only. This statement of account does not reflect the individual statement, valuation or ownership interest of any other person or entity.
Account Activity: All account activity is clearly defined, listed in date order, and reflected in the closing cash balance.
Trades Pending Settlement: Confirm your executed trades with a settlement date after month-end. These transactions will be reflected in the Account Activity section next month.
Online Cash Services Transaction Detail: Cash management transactions that cleared during this statement reporting period, including check, debit card and ATM activity, are listed in date order.
Online Cash Services Summary: Credit and debit transaction totals for the current statement reporting period are summarized. Individual transactions are not listed.

[1]Due to rounding adjustments, the statement details may not equal the statement totals.
[2]Estimated Annual Income and Estimated Annual Yield values are based upon the number of shares owned or current value balance as of the statement date and the most recent dividend rate or cash yield provided.

GENERAL INFORMATION

TD Ameritrade does not provide legal or tax advice. Please consult your legal advisor or tax accountant when necessary. As a standard industry practice, phone conversations may be recorded for quality control and transaction verification purposes.

For TD Ameritrade Institutional clients, your advisor firm is separate from and not affiliated with TD Ameritrade, Inc. or TD Ameritrade Clearing, Inc., and each firm is not responsible for the products and services of the other.

Accuracy of Reports: If you find any errors or omissions in your account statement, you should immediately call us at the number listed on page one of your statement. You should also contact our Clearing firm, TD Ameritrade Clearing, Inc. at [illegible].

Please review this statement carefully. If you disagree with any transaction, or if there are any errors or omissions, please notify a Client Services representative or your local branch office, as well as TD Ameritrade Clearing, Inc. in writing within ten (10) days of your receipt of this statement. Any oral statements that you have made to us should be confirmed in writing. The statement will otherwise be considered conclusive.

Please notify us promptly of any changes in your contact information. Transactions reflected on your report will be conclusively deemed accurate unless you notify TD Ameritrade immediately.

Account Protection: Deposits held by TD Bank, N.A. and TD Bank USA, N.A., are insured by the FDIC (not covered by SIPC) up to $250,000. Limits are per account ownership per institution. To learn more about FDIC coverage go to www.fdic.gov. Securities, including mutual funds, held in your Brokerage Account are not deposits or obligations of, or guaranteed by, any bank, are not FDIC-insured, and involve investment risks, including possible loss of principal. TD Ameritrade is a member of the Securities Investor Protection Corporation ("SIPC"), which protects securities customers of its members up to $500,000 (including $250,000 for claims for cash). Explanatory brochure is available on request at www.sipc.org

Additionally, TD Ameritrade provides each client $149.5 million worth of protection for securities and $2 million of protection for cash through supplemental coverage provided by London Insurers. In the event of a brokerage insolvency, a client may receive amounts due from the trustee in bankruptcy and then SIPC. Supplemental coverage is paid out after the trustee and SIPC payouts and under such coverage each client is limited to a combined return of $152 million from a trustee, SIPC and London Insurers. The TD Ameritrade supplemental coverage has an aggregate limit of $500 million over all customers. This policy provides coverage following brokerage insolvency and does not protect against loss in market value of the securities.

An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although the funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market fund. Dividends are declared daily and paid/reinvested monthly. The prospectus contains this and other important information. Read the prospectus carefully before investing. Non-deposit investments held by your broker-dealer are NOT FDIC INSURED / NOT BANK GUARANTEED / MAY LOSE VALUE.

The balance in your bank deposit account or shares of your money market mutual fund can be liquidated on your order, and the proceeds returned to your securities account or remitted to you.

Tax Reporting: The portfolio report is not a tax document. You will receive a Form 1099 for annual tax reporting in compliance with IRS requirements (includes taxable interest, dividends, capital gains, taxes withheld, and sales proceeds). Some payments are subject to reclassification which will be reflected on subsequent tax reports.

Cost Basis: Cost-Basis, tax lot and performance reporting and GainsKeeper are offered and conducted by CCH INCORPORATED. TD Ameritrade is not responsible for the reliability or suitability of the information. TD Ameritrade and its information providers ("Providers") do not guarantee the accuracy of the information and data provided. CCH INCORPORATED is a separate company and is not affiliated with TD Ameritrade.

Margin and Options Account Agreements: Promptly advise TD Ameritrade in writing of any change in your investment objectives or financial situation as they pertain to your margin or options account agreements. A summary of commissions and charges incurred with the execution of options transactions is available.

Current Market Prices: The market values of securities have been obtained, if available, from quotation services and other independent sources. Values are based on the closing price, the mean between the bid and asking prices, or other methods. If no market value is available from a quotation service or other independent source, the security is subject to being reflected as Non-Priced ("NP"). The valuations on your portfolio report are provided as general information and we do not guarantee the accuracy of any securities prices. Mortgage backed positions are valued using the remaining balance and the current market price. Portfolio report valuations may not represent sales proceeds. The secondary market for Certificates of Deposits (CDs) is generally illiquid and the actual value may be different from the purchase price. A significant loss of principal may result from the sale of a CD prior to maturity. Bonds and/or Fixed Income Securities trade differently than equity securities and do not trade on a liquid exchange. Rather, they trade in the OTC (over the counter) market and sufficient liquidity may not exist for you to sell your position prior to maturity. The sale of bonds prior to maturity may result in a loss of principal.

Alternative Investments (AI), also called Non Standard Assets (NSA), are typically investments in direct participation program securities (partnerships, limited liability companies, or real estate investment trusts), commodity pools, private equity, private debt or hedge funds. AI are typically illiquid investments and do not trade on a national securities exchange or the Nasdaq Stock Market. The values shown for these investments are estimated values derived from various methods, including, but not limited to, independent appraisals, the program's net assets, and/or third party tender offers that have been provided by the management, administrator, and/or sponsor of each program, or by a third-party vendor without independent verification by TD Ameritrade. Values may not reflect the original purchase price, actual market value or be realized upon liquidation. If an estimated value cannot be established through these methods, the valuation may be reflected as Non-Priced ("NP"). For additional detail regarding valuation for Alternative Investments, please contact Client Services. These investments are not covered under the SIPC.

Auction Rate Securities ("ARS") Pricing: The market values for ARS securities have been obtained, if available, from quotation services or other independent sources. The accuracy of the pricing is not guaranteed. If a market value is not available, TD Ameritrade will price the ARS position, taking into consideration both the liquidity and underlying credit quality. The ARS market is currently experiencing a lack of liquidity and, as a result, there can be no assurance that such securities can be sold under current market conditions.

REGULATORY DISCLOSURES

All transactions are subject to (i) the constitution, rules, regulations, customs and usages of the exchange or market, and its clearinghouse, if any, on which such transactions are executed, (ii) federal law, including the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended to date and in the future, and the rules and regulations promulgated thereunder, and (iii) the rules and regulations of FINRA and the Federal Reserve System.

For an investor brochure that includes information describing FINRA's Public Disclosure Program, please contact FINRA at 800-289-9999 or www.finra.org

The interest rate shown for TD Ameritrade Cash is taken from the applicable interest rate tier for the Market Value balance in the TD Ameritrade Cash, as of the statement closing date. Simple interest is accrued daily based on the interest rate tier applicable to each day's balance.

Financial Statement Notification: The statement of financial condition for TD Ameritrade is available twice a year and may be obtained at no cost, via the Internet at http://www.tdameritrade.com/financialstatement.html.

Option Assignment: All short equity option positions and some index option positions are available for assignment. Exercise assignment notices for equity or index options are randomly allocated among all clients' short positions by an automated procedure.

Free Credit Balances (Rule 15c3-2 & 3): Under the client protection rules, we may use free credit balances in your account in the ordinary course of our business which are payable to you on demand.

Margin Accounts (Regulation T): If you have a margin account, this report is a combination of your margin account and a special memorandum account. Trading on margin poses additional risks and is not suitable for all investors. A complete list of the risks associated with margin trading is available in the margin risk disclosure document. You may obtain a copy of this document by contacting us at the number listed on page one of your statement.

Payment for Order Flow (SEC Rules 606 and 607): In some circumstances, TD Ameritrade receives compensation for directing certain over-the-counter and listed equity order flow to selected markets, brokers or dealers ("Market Centers"). Compensation is in the form of a per share cash payment. In addition, TD Ameritrade also may receive compensation related to the foreign currency exchange component of transactions in foreign securities from Market Centers executing such trades. We post quarterly reports disclosing the venues for order routing as a section at www.tdameritrade.com. A written copy is available upon request.

It is our policy, absent client orders to the contrary, to select brokers, dealers, and market makers based on the ability to provide best execution and the history of seeking price improvement on market orders. Price improvement is available under certain market conditions, and we regularly monitor executions to test for such improvement if available.

Trade Confirmations (Rule 10b-10): All confirmations are transmitted on the transaction date.

Taxes: Transactions in foreign securities (including foreign company ADRs that trade in the U.S.) may include taxes and fees charged by the foreign markets or governments, which may be reflected in the price of the security or charged as an independent line item.

Privacy Policy Notification: A copy of the TD Ameritrade privacy policy is available at www.tdameritrade.com

Callable Securities: The allocation of partial redemptions or calls is done using a pro-rata lottery system. A description of the procedures for callable securities is available on the website or hard copies are available upon request.

In case of errors or questions about your Electronic Fund Transfers, please contact us at 1-800-669-3900, or in writing to P.O. Box 2209, Omaha, NE 68103, or by email at clientservices@tdameritrade.com. The information contained in your account statement shall be binding upon you if you do not object within sixty (60) days for any transfer of funds subject to Regulation E, such as ATM and point-of-sale transfers, debit transactions, direct deposits, and withdrawals. We must hear from you no later than 60 days after we sent you the FIRST statement on which the error or problem appeared.
(1) Tell us your name and account number.
(2) Describe the error or the transfer you are unsure about, and explain as clearly as you can why you believe it is an error or why you need more information.
(3) Tell us the dollar amount of the suspected error.
We will investigate your complaint and will correct any error promptly. If we take more than 10 business days to do this, we will credit your account for the amount you think is in error, so that you will have the use of the money during the time it takes us to complete our investigation.

Pages 11 through 14 redacted for the following reasons:

FISMA & OMB MEMORANDUM M-07-16

Terms and Conditions

STATEMENT GUIDE

TD AMERITRADE provides monthly Portfolio Reports for accounts with activity and quarterly reports for inactive accounts with assets.[1]

Portfolio Summary: Tracks the current value of your portfolio as of the report date and compares it to the prior month.[1] The asset allocation indicates your portfolio diversification by investment type.

Multiple allocations under 5% will be grouped into the category of "Other" in the pie chart. Margin Equity = Total Account Equity/(Total Long Marginable Value + Total Short Value)

Activity Summary: The opening and closing cash balances are accounted here for your quick reference. All account activity is summarized for the current period and year-to-date.

Income & Expense Summary (non-IRAs only): This section details the income and expense totals from the Activity Summary and classifies the tax treatment.

Retirement Account Summary (IRAs only): Review the IRS regulated transactions for the current and prior years. IRS Form 5498 fair market value is based on the current value as of December 31 of the previous year and will be furnished to the Internal Revenue Service.

Performance Summary: Monitor your annual portfolio performance and the unrealized gains and losses for your future investment strategy.

Account Positions: View your investments at the current market value and compare the original cost to see unrealized gains and losses in your portfolio. Original cost is assigned using the first-in, first-out (FIFO) method, which assumes the first shares you sell are those you purchased first. The estimated investment income[2] and average cost per share are displayed for your reference (the oldest purchase date is shown for an indication of your holding period).

Account Activity: All account activity is clearly defined, listed in date order, and reflected in the closing cash balance.

Positions Closed this Month: Includes securities sold this month showing the oldest trade date for the original purchase and the realized gain or loss.

Trades Pending Settlement: Confirm your executed trades with a settlement date after month end. These transactions will be reflected in the Account Activity section next month.

Open Orders: Review your open limit orders for accuracy and notify us immediately if you wish to change or cancel an order.

Cash Management Activity: Cash management transactions (including check, debit card and ATM activity) that cleared during this month are listed in date order.

[1] Due to rounding adjustments, the statement details may not equal the statement totals.
[2] Estimated Annual Income and Estimated Annual Yield values are based upon the number of shares owned or current value balance as of the statement date and the most recent dividend rate or cash yield provided.

GENERAL INFORMATION

TD AMERITRADE does not provide legal or tax advice. Please consult your legal advisor or tax accountant when necessary. As a standard industry practice, phone conversations may be recorded for quality control and transaction verification purposes.

For TD AMERITRADE Institutional clients, your advisor firm is separate from and not affiliated with TD AMERITRADE, Inc. or TD AMERITRADE Clearing, Inc., and each firm is not responsible for the products and services of the other.

Accuracy of Reports: If you find any errors or omissions in your account statement you should immediately call us at the number listed on page one of your statement. You should also contact our Clearing firm, TD AMERITRADE Clearing, Inc. at 402-970-7724.

Please review this statement carefully. If you disagree with any transaction, or if there are any errors or omissions, please notify a Client Services representative or your local branch office, as well as TD AMERITRADE Clearing, Inc. in writing within ten (10) days of your receipt of this statement. Any oral statements that you have made to us should be confirmed in writing. The statement will otherwise be considered conclusive.

Please notify us promptly of any changes in your contact information. Transactions reflected on your report will be conclusively deemed accurate unless you notify TD AMERITRADE immediately.

Account Protection: Deposits held by TD Bank, N.A. and TD Bank USA, N.A., are insured by the FDIC (not covered by SIPC) up to $250,000 under temporary legislation through December 31, 2013. Limits are per account ownership per institution. To learn more about FDIC coverage go to www.fdic.gov. Securities, including mutual funds, held in your Brokerage Account are not deposits or obligations of, or guaranteed by, any bank, are not FDIC-insured, and involve investment risks, including possible loss of principal. TD AMERITRADE, Inc. is a member of the Securities Investor Protection Corporation (SIPC). Securities in your account protected up to $500,000. For details, please visit www.sipc.org or call (202)371-8300. TD AMERITRADE also provides $149.5 million worth of protection for each client through supplemental coverage provided by London Insurers. The $149.5 million of coverage includes an additional $900,000 limit on cash in the account. Each client is limited to a combined return of $150 million from a Trustee, SIPC or London. TD AMERITRADE has an aggregate total coverage of $250 million. This coverage provides you protection against brokerage insolvency and does not protect against loss in market value of the securities.

An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although the funds seek to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market fund. Dividends are declared daily and paid/reinvested monthly. The prospectus contains this and other important information. Read the prospectus carefully before investing. Non-deposit investments held by your broker-dealer are NOT FDIC INSURED / NOT BANK GUARANTEED / MAY LOSE VALUE.

Tax Reporting: The portfolio report is not a tax document. You will receive Form 1099 for annual tax reporting in compliance with IRS requirements (includes taxable interest, dividends, capital gains, taxes withheld, and sales proceeds). Some payments are subject to reclassification which will be reflected on subsequent tax reports.

Cost Basis: Cost-Basis, tax lot and performance reporting and Gainskeeper are offered and conducted by CCH INCORPORATED. TD AMERITRADE is not responsible for the reliability or suitability of the information. TD AMERITRADE and its information providers ("Providers") do not guarantee the accuracy of the information and data provided. CCH INCORPORATED is a separate company and is not affiliated with TD AMERITRADE.

Margin and Options Account Agreements: Promptly advise TD AMERITRADE in writing of any change in your investment objectives or financial situation as they pertain to your margin or options account agreements. A summary of commissions and charges incurred with the execution of options transactions is available.

Current Market Prices: The market values of securities have been obtained, if available, from quotation services and other independent sources. Values are based on the closing price, the mean between the bid and asking prices, or other methods. Non-Priced securities are indicated by "NP" and may affect statement balances and totals. The valuations on your portfolio report are provided as general information and we do not guarantee the accuracy of any securities prices. Limited Partnerships and non-traded Real Estate Investment Trusts are generally illiquid and have no public markets; annual valuations are obtained from a third party or the general partner. The secondary market for Certificates of Deposit (CDs) is generally illiquid and the actual value may be different from the purchase price. A significant loss of principal may result from the sale of a CD prior to maturity. Sale of bonds prior to maturity may result in a loss of principal. Mortgage backed positions are valued using the remaining balance and the current market price. Portfolio report valuations may not represent sales proceeds.

Non-Standard Assets: This statement shows all assets in your account including certain direct investments that may be held by a third party. TD AMERITRADE is not responsible for third-party information, including the valuation of certain non-standard assets. The price shown represents an estimated value that is provided by an annual report or other source. The estimated value of these assets may not be realized when you try to liquidate the position. Assets held by a third party are not covered by the Securities Investor Protection Corporation (SIPC).

Auction Rate Securities ("ARS") Pricing: TD AMERITRADE has consistently reflected the value of ARS positions in client accounts and on account statements at par. Par value may not be the same as the market price that could be obtained in the event of a sale. The ARS market is currently experiencing a lack of liquidity and, as a result, there can be no assurance that such securities can be sold under current market conditions. In the event of a failed auction, the coupon rate paid to holders is typically set to a predetermined rate specified in the offering documents for such securities.

REGULATORY DISCLOSURES

All transactions are subject to (i) the constitution, rules, regulations, customs and usages of the exchange or market, and its clearinghouse, if any, on which such transactions are executed, (ii) federal laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934, each as amended to date and in the future, and the rules and regulations promulgated thereunder, and (iii) the rules and regulations of FINRA and the Federal Reserve System.

For an investor brochure that includes information describing FINRA's Public Disclosure Program, please contact FINRA at 800-289-9999 or www.finra.org

The interest rate shown for TD AMERITRADE Cash is taken from the applicable interest rate tier for the Market Value balance in the TD AMERITRADE Cash, as of the statement closing date. Simple interest is accrued daily based on the interest rate tier applicable to each day's balance.

Financial Statement Notification: The statement of financial condition for TD AMERITRADE is available twice a year and may be obtained at no cost, via the Internet at http://www.tdameritrade.com/financialstatement.html.

Allocation Method: In the event any of your securities are called or assigned, the securities will be selected on an impartial, random basis.

Free Credit Balances (Rule 15c3-2 & 3): Under the client protection rules, we may use free credit balances in your account in the ordinary course of our business which are payable to you on demand.

Margin Accounts (Regulation T): If you have a margin account, this report is a combination of your margin account and a special memorandum account. Trading on margin poses additional risks and is not suitable for all investors. A complete list of the risks associated with margin trading is available in the margin risk disclosure document. You may obtain a copy of this document by contacting us at the number listed on page one of your statement.

Payment for Order Flow (SEC Rules 606 and 607): In some circumstances, TD AMERITRADE receives compensation for directing certain over-the-counter and listed equity order flow to selected market makers, brokers or dealers. Compensation is in the form of a per share cash payment. We post quarterly reports disclosing the venues for order routing execution at www.tdameritrade.com. A written copy is available upon request.

It is our policy, absent client orders to the contrary, to select brokers, dealers, and market makers based on the ability to provide best execution and the history of seeking price improvement on market orders. Price improvement is available under certain market conditions, and we regularly monitor executions to test for such improvement if available.

Trade Confirmations (Rule 10b-10): All confirmations are transmitted on the transaction date.

Privacy Policy Notification: A copy of the TD AMERITRADE privacy policy is available at www.tdameritrade.com

Pages 16 through 17 redacted for the following reasons:
- -
FISMA & OMB MEMORANDUM M-07-16

Exhibit B

Deficiency Notice

ReedSmith

Herbert F. Kozlov
Direct Phone: +1 212 549 0241
Email: hkozlov@reedsmith.com

Reed Smith LLP
599 Lexington Avenue
New York, NY 10022-7650
Tel +1 212 521 5400
Fax +1 212 521 5450
reedsmith.com

December 2, 2014

BY HAND and US Mail

Mr. Daryn Bourbin

FISMA & OMB MEMORANDUM M-07-16

Re. Shareholder Proposal for Columbia Laboratories, Inc. 2015 Annual Meeting

Dear Mr. Bourbin:

Stephen G. Kasnet, Chairman of the Board of Directors (the "Board") of our client, Columbia Laboratories, Inc. (the "Company"), has asked us to communicate with you regarding your undated letter which was received by the Company on or about November 20, 2014 and is addressed to the Nominating and Corporate Governance Committee of the Board. A copy of your letter and the attachments received by the Company is included herewith.

Your submission consisted of the following documents:

1. An undated letter regarding "Shareholder Proposal for 2015 Annual Meeting";

2. An undated letter regarding "Proof of Ownership related to Shareholder Proposal Submitted for 2015 Annual Meeting";

3. TD Ameritrade statement for the reporting period from 1/10/10 through 1/31/10; and

4. TD Ameritrade statement for the reporting period from 10/1/14 through 10/31/14.

These documents are collectively referred to herein as the "Stockholder Submission."

The purpose of this letter is to inform you, pursuant to Rule 14a-8(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that the Stockholder Submission received by the Company fails to satisfy the requirements of Rule 14a-8 of the Exchange Act for the reasons set forth below.

As a preliminary matter, we note that no specific stockholder proposal has been received by the Company. Rather, the Stockholder Submission merely refers to a proposal which "focuses on 'Shareholder Rights or Poison Pill' ". The foregoing proposal may be excluded from our 2015 proxy materials, for a number of reasons, including without limitation, Rule 14a-8(i)(3) of the Exchange Act, which provides that a stockholder proposal may be excluded if it is impermissibly vague and indefinite so as to be inherently misleading. Plainly stated, no stockholder proposal was included in your Stockholder Submission and no such proposal has ever been received by the Company.

In addition, pursuant to Rule 14a-8(b) of the Exchange Act, to be eligible to submit a stockholder proposal for inclusion in an issuer's proxy statement, the stockholder proponent must demonstrate that he or she has continuously held at least $2,000 in market value, or 1%, of the issuer's securities entitled to be voted on the proposal at the meeting for at least one year by the date the stockholder submits the proposal. The stockholder submitting the proposal must also continue to hold the securities through the date of the meeting.

Under Rule 14a-8(b) of the Exchange Act (Appendix A hereto), stockholder proponents who are not the registered owners of the shares, but rather hold their shares indirectly through a bank or broker, may verify their required stock ownership in the issuer by proving either:

- A written statement from the "record" holder of the securities (usually a bank or broker) verifying that, at the time the shareholder proponent submitted the proposal, the stockholder proponent continuously held the securities for at least one year; or

- A copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5, or amendments to those documents or updated forms, reflecting the proponent's ownership of shares as of or before the date on which the one-year eligibility period begins and the proponent's written statement that he or she continuously held the required number of shares for the one-year period as of the date of the statement.

The Stockholder Submission fails to demonstrate the requisite stock ownership required by Rule 14a-8(b) for submitting a stockholder proposal. Specifically, the TD Ameritrade statements you provided (one for the statement reporting period from 1/10/10 through 1/31/10 and one for the statement reporting period from 10/1/14 through 10/31/14) do not demonstrate that you have held your shares continuously for at least the one year period leading up to November 17, 2014, the date you claim to have submitted the stockholder proposal to the Committee.

Further, your letter regarding "Proof of Ownership related to Shareholder Proposal Submitted for 2015 Annual Meeting" fails to satisfy the requirements of Rule 14a-8(b)(2) (Appendix A hereto), as this letter comes from you, the alleged beneficial owner of the shares, not the "record" holder.

The Staff of the Securities and Exchange Commission, has specifically indicated in Item (C)(1)(c)(2) of Staff Legal Bulletin 14 (Appendix B hereto) that a stockholder's monthly, quarterly or other periodic investment statements ***do not*** demonstrate sufficiently continuous ownership of the securities. The Staff has stated as follows:

> **(2) Do a shareholder's monthly, quarterly or other periodic statements demonstrate sufficiently continuous ownership of the securities?**
>
> No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

ReedSmith

In SEC Staff Legal Bulletin No. 14F (Appendix C hereto), the Staff of the Securities and Exchange Commission specifically recommends that stockholder proponents have their broker provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of stockholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."

Pursuant to Rule 14a-8(f) of the Exchange Act, the Company may exclude your stockholder proposal if you fail to provide the information requested in this letter within 14 days of the date you receive this letter.

Additionally, we note in order for a stockholder proposal to be considered for inclusion in the Company's 2015 proxy statement in reliance on Rule 14a-8 of the Exchange Act, **it must have been received by the Company not less than 120 calendar days before March 31, 2015 (or by December 1, 2014)**, in such form as is required by the rules and regulations promulgated by the SEC.

Sincerely,



Herbert F. Kozlov

Appendix A

Rule 14a-8(b)(2) of the Securities Exchange Act of 1934, as amended

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

Appendix B

Division of Corporation Finance: Staff Legal Bulletin No. 14

(See Attached)



Division of Corporation Finance: Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

Note: This bulletin is also available in MS Word and PDF (Adobe Acrobat) formats for ease in printing.

- Download Staff Legal Bulletin 14 (Word) now (file size: approx. 239 KB)
- Download Staff Legal Bulletin 14 (PDF) now (file size: approx. 425 KB)

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate

our review of no-action requests.

Because the substance of each proposal and no-action request differs, this bulletin primarily addresses procedural matters that are common to companies and shareholders. However, we also discuss some substantive matters that are of interest to companies and shareholders alike.

We structured this bulletin in a question and answer format so that it is easier to understand and we can more easily respond to inquiries regarding its contents. The references to "we," "our" and "us" are to the Division of Corporation Finance. You can find a copy of rule 14a-8 in Release No. 34-40018, dated May 21, 1998, which is located on the Commission's website at www.sec.gov/rules/final/34-40018.htm.

B. Rule 14a-8 and the no-action process

1. What is rule 14a-8?

Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves. The rule generally requires the company to include the proposal unless the shareholder has not complied with the rule's procedural requirements or the proposal falls within one of the 13 substantive bases for exclusion described in the table below.

Substantive Basis	**Description**
Rule 14a-8(i)(1)	The proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.
Rule 14a-8(i)(2)	The proposal would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject.
Rule 14a-8(i)(3)	The proposal or supporting statement is contrary to any of the Commission's proxy rules, including rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials.
Rule 14a-8(i)(4)	The proposal relates to the redress of a personal claim or grievance against the company or any other person, or is designed to result in a benefit to the shareholder, or to further a personal interest, which is not shared by the other shareholders at large.
Rule 14a-8(i)(5)	The proposal relates to operations that account for less than 5% of the company's total assets at the end of its most recent fiscal year, and for less than 5% of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business.

Rule 14a-8(i)(6)	The company would lack the power or authority to implement the proposal.
Rule 14a-8(i)(7)	The proposal deals with a matter relating to the company's ordinary business operations.
Rule 14a-8(i)(8)	The proposal relates to an election for membership on the company's board of directors or analogous governing body.
Rule 14a-8(i)(9)	The proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.
Rule 14a-8(i)(10)	The company has already substantially implemented the proposal.
Rule 14a-8(i)(11)	The proposal substantially duplicates another proposal previously submitted to the company by another shareholder that will be included in the company's proxy materials for the same meeting.
Rule 14a-8(i)(12)	The proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within a specified time frame and did not receive a specified percentage of the vote. Please refer to questions and answers F.2, F.3 and F.4 for more complete descriptions of this basis.
Rule 14a-8(i)(13)	The proposal relates to specific amounts of cash or stock dividends.

2. How does rule 14a-8 operate?

The rule operates as follows:

- the shareholder must provide a copy of his or her proposal to the company by the deadline imposed by the rule;
- if the company intends to exclude the proposal from its proxy materials, it must submit its reason(s) for doing so to the Commission and simultaneously provide the shareholder with a copy of that submission. This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;
- the shareholder may, but is not required to, submit a reply to us with a copy to the company; and
- we issue a no-action response that either concurs or does not concur in the company's view regarding exclusion of the proposal.

3. What are the deadlines contained in rule 14a-8?

Rule 14a-8 establishes specific deadlines for the shareholder proposal process. The following table briefly describes those deadlines.

120 days before the release date disclosed in the previous year's proxy statement	Proposals for a regularly scheduled annual meeting must be received at the company's principal executive offices not less than 120 calendar days before the release date of the previous year's annual meeting proxy statement. Both the release date and the deadline for receiving rule 14a-8 proposals for the next annual meeting should be identified in that proxy statement.
14-day notice of defect (s)/response to notice of defect(s)	If a company seeks to exclude a proposal because the shareholder has not complied with an eligibility or procedural requirement of rule 14a-8, generally, it must notify the shareholder of the alleged defect(s) within 14 calendar days of receiving the proposal. The shareholder then has 14 calendar days after receiving the notification to respond. Failure to cure the defect(s) or respond in a timely manner may result in exclusion of the proposal.
80 days before the company files its definitive proxy statement and form of proxy	If a company intends to exclude a proposal from its proxy materials, it must submit its no-action request to the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission unless it demonstrates "good cause" for missing the deadline. In addition, a company must simultaneously provide the shareholder with a copy of its no-action request.
30 days before the company files its definitive proxy statement and form of proxy	If a proposal appears in a company's proxy materials, the company may elect to include its reasons as to why shareholders should vote against the proposal. This statement of reasons for voting against the proposal is commonly referred to as a statement in opposition. Except as explained in the box immediately below, the company is required to provide the shareholder with a copy of its statement in opposition no later than 30 calendar days before it files its definitive proxy statement and form of proxy.
Five days after the company has received a revised proposal	If our no-action response provides for shareholder revision to the proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, the company must provide the shareholder with a copy of its statement in opposition no later than five calendar days after it receives a copy of the revised proposal.

In addition to the specific deadlines in rule 14a-8, our informal procedures often rely on timely action. For example, if our no-action response requires that the shareholder revise the proposal or supporting statement, our response will afford the shareholder seven calendar days from the date of receiving our response to provide the company with the revisions. In this regard, please refer to questions and answers B.12.a and B.12.b.

4. What is our role in the no-action process?

Our role begins when we receive a no-action request from a company. In these no-action requests, companies often assert that a proposal is excludable under one or more parts of rule 14a-8. We analyze each of the bases for exclusion that a company asserts, as well as any arguments that the shareholder chooses to set forth, and determine whether we concur in the company's view.

The Division of Investment Management processes rule 14a-8 no-action requests submitted by registered investment companies and business development companies.

Rule 14a-8 no-action requests submitted by registered investment companies and business development companies, as well as shareholder responses to those requests, should be sent to

U.S. Securities and Exchange Commission
Division of Investment Management
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

All other rule 14a-8 no-action requests and shareholder responses to those requests should be sent to

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

5. What factors do we consider in determining whether to concur in a company's view regarding exclusion of a proposal from the proxy statement?

The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company. We analyze the prior no-action letters that a company and a shareholder cite in support of their arguments and, where appropriate, any applicable case law. We also may conduct our own research to determine whether we have issued additional letters that support or do not support the company's and shareholder's positions. Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in its view that it may exclude that proposal from its proxy materials.

6. Do we base our determinations solely on the subject matter of the proposal?

No. We consider the specific arguments asserted by the company and the shareholder, the way in which the proposal is drafted and how the arguments and our prior no-action responses apply to the specific proposal and company at issue. Based on these considerations, we may determine that company X may exclude a proposal but company Y cannot exclude a proposal that addresses the same or similar subject matter. The following chart illustrates this point by showing that variations in the language of a proposal, or different bases cited by a company, may result in different responses.

As shown below, the first and second examples deal with virtually identical proposals, but the different company arguments resulted in different responses. In the second and third examples, the companies made similar arguments, but differing language in the proposals resulted in different responses.

Company	Proposal	Bases for exclusion that the company cited	Date of our response	Our response
PG&E Corp.	Adopt a policy that independent directors are appointed to the audit, compensation and nomination committees.	Rule 14a-8(b) only	Feb. 21, 2000	We did not concur in PG&E's view that it could exclude the proposal. PG&E did not demonstrate that the shareholder failed to satisfy the rule's minimum ownership requirements. PG&E included the proposal in its proxy materials.
PG&E Corp.	Adopt a bylaw that independent directors are appointed for all future openings on the audit, compensation and nomination committees.	Rule 14a-8(i)(6) only	Jan. 22, 2001	We concurred in PG&E's view that it could exclude the proposal. PG&E demonstrated that it lacked the power or authority to implement the proposal. PG&E did not include the proposal in its proxy materials.
General Motors Corp.	Adopt a bylaw requiring a	Rules 14a-8(i)(6) and 14a-8(i)(10)	Mar. 22, 2001	We did not concur in GM's view

	transition to independent directors for each seat on the audit, compensation and nominating committees as openings occur (emphasis added).			that it could exclude the proposal. GM did not demonstrate that it lacked the power or authority to implement the proposal or that it had substantially implemented the proposal. GM included the proposal in its proxy materials.

7. Do we judge the merits of proposals?

No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

8. Are we required to respond to no-action requests?

No. Although we are not required to respond, we have, as a convenience to both companies and shareholders, engaged in the informal practice of expressing our enforcement position on these submissions through the issuance of no-action responses. We do this to assist both companies and shareholders in complying with the proxy rules.

9. Will we comment on the subject matter of pending litigation?

No. Where the arguments raised in the company's no-action request are before a court of law, our policy is not to comment on those arguments. Accordingly, our no-action response will express no view with respect to the company's intention to exclude the proposal from its proxy materials.

10. How do we respond to no-action requests?

We indicate either that there appears to be some basis for the company's view that it may exclude the proposal or that we are unable to concur in the company's view that it may exclude the proposal. Because the company submits the no-action request, our response is addressed to the company. However, at the time we respond to a no-action request, we provide all related correspondence to both the company and the shareholder. These materials are available in the Commission's Public Reference Room and on commercially available, external databases.

11. What is the effect of our no-action response?

Our no-action responses only reflect our informal views regarding the application of rule 14a-8. We do not claim to issue "rulings" or "decisions" on proposals that companies indicate they intend to exclude, and our determinations do not and cannot adjudicate the merits of a company's position with respect to a proposal. For example, our decision not to recommend enforcement action does not prohibit a shareholder from pursuing rights that he or she may have against the company in court should management exclude a proposal from the company's proxy materials.

12. What is our role after we issue our no-action response?

Under rule 14a-8, we have a limited role after we issue our no-action response. In addition, due to the large number of no-action requests that we receive between the months of December and February, the no-action process must be efficient. As described in answer B.2, above, rule 14a-8 envisions a structured process under which the company submits the request, the shareholder may reply and we issue our response. When shareholders and companies deviate from this structure or are unable to resolve differences, our time and resources are diverted and the process breaks down. Based on our experience, this most often occurs as a result of friction between companies and shareholders and their inability to compromise. While we are always available to facilitate the fair and efficient application of the rule, the operation of the rule, as well as the no-action process, suffers when our role changes from an issuer of responses to an arbiter of disputes. The following questions and answers are examples of how we view our limited role after issuance of our no-action response.

a. If our no-action response affords the shareholder additional time to provide documentation of ownership or revise the proposal, but the company does not believe that the documentation or revisions comply with our no-action response, should the company submit a new no-action request?

No. For example, our no-action response may afford the shareholder seven days to provide documentation demonstrating that he or she satisfies the minimum ownership requirements contained in rule 14a-8(b). If the shareholder provides the required documentation eight days after receiving our no-action response, the company should not submit a new no-action request in order to exclude the proposal. Similarly, if we indicate in our response that the shareholder must provide factual support for a sentence in the supporting statement, the company and the shareholder should work together to determine whether the revised sentence contains appropriate factual support.

b. If our no-action response affords the shareholder an additional seven days to provide documentation of ownership or revise the proposal, who should keep track of when the seven-day period begins to run?

When our no-action response gives a shareholder time, it is measured from the date the shareholder receives our response. As previously noted in answer B.10, we send our response to both the company and the shareholder. However, the company is responsible for determining when the seven-day period begins to run. In order to avoid controversy, the company should forward a copy of our response to the shareholder by a means that permits the company to prove the date of receipt.

13. Does rule 14a-8 contemplate any other involvement by us after we issue a no-action response?

Yes. If a shareholder believes that a company's statement in opposition is materially false or misleading, the shareholder may promptly send a letter to us and the company explaining the reasons for his or her view, as well as a copy of the proposal and statement in opposition. Just as a company has the burden of demonstrating that it is entitled to exclude a proposal, a shareholder should, to the extent possible, provide us with specific factual information that demonstrates the inaccuracy of the company's statement in opposition. We encourage shareholders and companies to work out these differences before contacting us.

14. What must a company do if, before we have issued a no-action response, the shareholder withdraws the proposal or the company decides to include the proposal in its proxy materials?

If the company no longer wishes to pursue its no-action request, the company should provide us with a letter as soon as possible withdrawing its no-action request. This allows us to allocate our resources to other pending requests. The company should also provide the shareholder with a copy of the withdrawal letter.

15. If a company wishes to withdraw a no-action request, what information should its withdrawal letter contain?

In order for us to process withdrawals efficiently, the company's letter should contain

- a statement that either the shareholder has withdrawn the proposal or the company has decided to include the proposal in its proxy materials;
- if the shareholder has withdrawn the proposal, a copy of the shareholder's signed letter of withdrawal, or some other indication that the shareholder has withdrawn the proposal;
- if there is more than one eligible shareholder, the company must provide documentation that all of the eligible shareholders have agreed to withdraw the proposal;
- if the company has agreed to include a revised version of the proposal in its proxy materials, a statement from the shareholder that he or she accepts the revisions; and
- an affirmative statement that the company is withdrawing its no-action request.

C. Questions regarding the eligibility and procedural requirements of the rule

Rule 14a-8 contains eligibility and procedural requirements for shareholders who wish to include a proposal in a company's proxy materials. Below, we address some of the common questions that arise regarding these requirements.

1. To be eligible to submit a proposal, rule 14a-8(b) requires the shareholder to have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. The following questions and answers address issues regarding shareholder eligibility.

a. How do you calculate the market value of the shareholder's securities?

Due to market fluctuations, the value of a shareholder's investment in the company may vary throughout the year before he or she submits the proposal. In order to determine whether the shareholder satisfies the $2,000 threshold, we look at whether, on any date within the 60 calendar days before the date the shareholder submits the proposal, the shareholder's investment is valued at $2,000 or greater, based on the average of the bid and ask prices. Depending on where the company is listed, bid and ask prices may not always be available. For example, bid and ask prices are not provided for companies listed on the New York Stock Exchange. Under these circumstances, companies and shareholders should determine the market value by multiplying the number of securities the shareholder held for the one-year period by the highest *selling* price during the 60 calendar days before the shareholder submitted the proposal. For purposes of this calculation, it is important to note that a security's highest selling price is not necessarily the same as its highest closing price.

b. What type of security must a shareholder own to be eligible to submit a proposal?

A shareholder must own company securities entitled to be voted on the proposal at the meeting.

Example

A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?

Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting.

c. How should a shareholder's ownership be substantiated?

Under rule 14a-8(b), there are several ways to determine whether a shareholder has owned the minimum amount of company securities entitled to be voted on the proposal at the meeting for the required time period. If the shareholder appears in the company's records as a registered holder, the company can verify the shareholder's eligibility independently. However, many shareholders hold their securities indirectly through a broker or bank. In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal. Alternatively, a shareholder who has filed a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting ownership of the securities as of or before the date on which the one-year eligibility period begins may submit copies of these forms and any subsequent amendments reporting a change in ownership level, along with a written statement that he or she has owned the required number of securities continuously for one year as of the time the shareholder submits the proposal.

(1) Does a written statement from the shareholder's investment adviser verifying that the shareholder held the securities continuously for at least one year before submitting the proposal demonstrate sufficiently continuous ownership of the securities?

The written statement must be from the record holder of the shareholder's securities, which is usually a broker or bank. Therefore, unless the investment adviser is also the record holder, the statement would be insufficient under the rule.

(2) Do a shareholder's monthly, quarterly or other periodic investment statements demonstrate sufficiently continuous ownership of the securities?

No. A shareholder must submit an affirmative written statement from the record holder of his or her securities that specifically verifies that the shareholder owned the securities *continuously* for a period of one year as of the time of submitting the proposal.

(3) If a shareholder submits his or her proposal to the company on June 1, does a statement from the record holder verifying that the shareholder owned the securities continuously for one year as of May 30 of the same year demonstrate sufficiently continuous ownership of the securities as of the time he or she submitted the proposal?

No. A shareholder must submit proof from the record holder that the shareholder continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

d. Should a shareholder provide the company with a written statement that he or she intends to continue holding the securities through the date of the shareholder meeting?

Yes. The shareholder must provide this written statement regardless of the method the shareholder uses to prove that he or she continuously owned the securities for a period of one year as of the time the shareholder submits the proposal.

2. In order for a proposal to be eligible for inclusion in a company's proxy materials, rule 14a-8(d) requires that the proposal, including any accompanying supporting statement, not exceed 500 words. The following questions and answers address issues regarding the 500-word limitation.

a. May a company count the words in a proposal's "title" or "heading" in determining whether the proposal exceeds the 500-word limitation?

Any statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement. Therefore, any "title" or "heading" that meets this test may be counted toward the 500-word limitation.

b. Does referencing a website address in the proposal or supporting statement violate the 500-word limitation of rule 14a-8(d)?

No. Because we count a website address as one word for purposes of the 500-word limitation, we do not believe that a website address raises the concern that rule 14a-8(d) is intended to address. However, a website address could be subject to exclusion if it refers readers to information that may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. In this regard, please refer to question and answer F.1.

3. Rule 14a-8(e)(2) requires that proposals for a regularly scheduled annual meeting be received at the company's principal executive offices by a date not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. The following questions and answers address a number of issues that come up in applying this provision.

a. How do we interpret the phrase "before the date of the company's proxy statement released to shareholders?"

We interpret this phrase as meaning the approximate date on which the proxy statement and form of proxy were first sent or given to shareholders. For example, if a company having a regularly scheduled annual meeting files its definitive proxy statement and form of proxy with the Commission dated April 1, 2001, but first sends or gives the proxy statement to shareholders on April 15, 2001, as disclosed in its proxy statement, we will refer to the April 15, 2001 date as the release date. The company and shareholders should use April 15, 2001 for purposes of calculating the 120-day deadline in rule 14a-8(e)(2).

b. How should a company that is planning to have a regularly scheduled annual meeting calculate the deadline for submitting proposals?

The company should calculate the deadline for submitting proposals as follows:

- start with the release date disclosed in the previous year's proxy statement;

- increase the year by one; and
- count back 120 calendar days.

Examples

If a company is planning to have a regularly scheduled annual meeting in May of 2003 and the company disclosed that the release date for its 2002 proxy statement was April 14, 2002, how should the company calculate the deadline for submitting rule 14a-8 proposals for the company's 2003 annual meeting?

- The release date disclosed in the company's 2002 proxy statement was April 14, 2002.
- Increasing the year by one, the day to begin the calculation is April 14, 2003.
- "Day one" for purposes of the calculation is April 13, 2003.
- "Day 120" is December 15, 2002.
- The 120-day deadline for the 2003 annual meeting is December 15, 2002.
- A rule 14a-8 proposal received after December 15, 2002 would be untimely.

If the 120th calendar day before the release date disclosed in the previous year's proxy statement is a Saturday, Sunday or federal holiday, does this change the deadline for receiving rule 14a-8 proposals?

No. The deadline for receiving rule 14a-8 proposals is always the 120th calendar day before the release date disclosed in the previous year's proxy statement. Therefore, if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely.

c. How does a shareholder know where to send his or her proposal?

The proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement.

d. How does a shareholder know if his or her proposal has been received by the deadline?

A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices.

4. Rule 14a-8(h)(1) requires that the shareholder or his or her qualified representative attend the shareholders' meeting to present the proposal. Rule 14a-8(h)(3) provides that a company may exclude a shareholder's proposals for two calendar years if the company included one of the shareholder's proposals in its proxy materials for a shareholder meeting, neither the shareholder nor the shareholder's qualified representative appeared and presented the proposal and the shareholder did not demonstrate "good cause" for failing to attend the meeting or present the proposal. The following questions and answers address issues regarding these provisions.

a. Does rule 14a-8 require a shareholder to represent in writing before the meeting that he or she, or a qualified representative, will attend the shareholders' meeting to present the proposal?

No. The Commission stated in Release No. 34-20091 that shareholders are no longer required to provide the company with a written statement of intent to appear and present a shareholder proposal. The Commission eliminated this requirement because it "serve[d] little purpose" and only encumbered shareholders. We, therefore, view it as inappropriate for companies to solicit this type of written statement from shareholders for purposes of rule 14a-8. In particular, we note that shareholders who are unfamiliar with the proxy rules may be misled, even unintentionally, into believing that a written statement of intent is required.

b. What if a shareholder provides an unsolicited, written statement that neither the shareholder nor his or her qualified representative will attend the meeting to present the proposal? May the company exclude the proposal under this circumstance?

Yes. Rule 14a-8(i)(3) allows companies to exclude proposals that are contrary to the proxy rules, including rule 14a-8(h)(1). If a shareholder voluntarily provides a written statement evidencing his or her intent to act contrary to rule 14a-8(h)(1), rule 14a-8(i)(3) may serve as a basis for the company to exclude the proposal.

c. If a company demonstrates that it is entitled to exclude a proposal under rule 14a-8(h)(3), can the company request that we issue a no-action response that covers both calendar years?

Yes. For example, assume that, without "good cause," neither the shareholder nor the shareholder's representative attended the company's 2001 annual meeting to present the shareholder's proposal, and the shareholder then submits a proposal for inclusion in the company's 2002 proxy materials. If the company seeks to exclude the 2002 proposal under rule 14a-8(h)(3), it may concurrently request forward-looking relief for any proposal(s) that the shareholder may submit for inclusion in the company's 2003 proxy materials. If we grant the company's request and the company receives a proposal from the shareholder in connection with the 2003 annual meeting, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal from its proxy materials for that meeting. Although we will retain that notice in our records, we will not issue a no-action response.

5. In addition to rule 14a-8(h)(3), are there any other circumstances

in which we will grant forward-looking relief to a company under rule 14a-8?

Yes. Rule 14a-8(i)(4) allows companies to exclude a proposal if it relates to the redress of a personal claim or grievance against the company or any other person or is designed to result in a benefit to the shareholder, or to further a personal interest, that is not shared by the other shareholders at large. In rare circumstances, we may grant forward-looking relief if a company satisfies its burden of demonstrating that the shareholder is abusing rule 14a-8 by continually submitting similar proposals that relate to a particular personal claim or grievance. As in answer C.4.c, above, if we grant this relief, the company still has an obligation under rule 14a-8(j) to notify us and the shareholder of its intention to exclude the shareholder's proposal(s) from its proxy materials. Although will retain that notice in our records, we will not issue a no-action response.

6. What must a company do in order to exclude a proposal that fails to comply with the eligibility or procedural requirements of the rule?

If a shareholder fails to follow the eligibility or procedural requirements of rule 14a-8, the rule provides procedures for the company to follow if it wishes to exclude the proposal. For example, rule 14a-8(f) provides that a company may exclude a proposal from its proxy materials due to eligibility or procedural defects if

- within 14 calendar days of receiving the proposal, it provides the shareholder with written notice of the defect(s), including the time frame for responding; and

- the shareholder fails to respond to this notice within 14 calendar days of receiving the notice of the defect(s) or the shareholder timely responds but does not cure the eligibility or procedural defect(s).

Section G.3 - Eligibility and Procedural Issues, below, contains information that companies may want to consider in drafting these notices. If the shareholder does not timely respond or remedy the defect(s) and the company intends to exclude the proposal, the company still must submit, to us and to the shareholder, a copy of the proposal and its reasons for excluding the proposal.

a. Should a company's notices of defect(s) give different levels of information to different shareholders depending on the company's perception of the shareholder's sophistication in rule 14a-8?

No. Companies should not assume that any shareholder is familiar with the proxy rules or give different levels of information to different shareholders based on the fact that the shareholder may or may not be a frequent or "experienced" shareholder proponent.

b. Should companies instruct shareholders to respond to the notice of defect(s) by a specified date rather than indicating that shareholders have 14 calendar days after receiving the notice to respond?

No. Rule 14a-8(f) provides that shareholders must respond within 14 calendar days of receiving notice of the alleged eligibility or procedural defect (s). If the company provides a specific date by which the shareholder must submit his or her response, it is possible that the deadline set by the company will be shorter than the 14-day period required by rule 14a-8(f). For example, events could delay the shareholder's receipt of the notice. As such, if a company sets a specific date for the shareholder to respond and that date does not result in the shareholder having 14 calendar days after receiving the notice to respond, we do not believe that the company may rely on rule 14a-8(f) to exclude the proposal.

c. Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?

The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required. The same would apply, for example, if

- the shareholder indicated that he or she had owned securities entitled to be voted on the proposal for a period of less than one year before submitting the proposal;
- the shareholder indicated that he or she did not own securities entitled to be voted on the proposal at the meeting;
- the shareholder failed to submit a proposal by the company's properly determined deadline; or
- the shareholder, or his or her qualified representative, failed to attend the meeting or present one of the shareholder's proposals that was included in the company's proxy materials during the past two calendar years.

In all of these circumstances, the company must still submit its reasons regarding exclusion of the proposal to us and the shareholder. The shareholder may, but is not required to, submit a reply to us with a copy to the company.

D. Questions regarding the inclusion of shareholder names in proxy statements

1. If the shareholder's proposal will appear in the company's proxy statement, is the company required to disclose the shareholder's name?

No. A company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. May a shareholder request that the company not disclose his or

her name in the proxy statement?

Yes. However, the company has the discretion not to honor the request. In this regard, if the company chooses to include the shareholder proponent's name in the proxy statement, rule 14a-8(l)(1) requires that the company also include that shareholder proponent's address and the number of the company's voting securities that the shareholder proponent holds.

3. If a shareholder includes his or her e-mail address in the proposal or supporting statement, may the company exclude the e-mail address?

Yes. We view an e-mail address as equivalent to the shareholder proponent's name and address and, under rule 14a-8(l)(1), a company may exclude the shareholder's name and address from the proxy statement.

E. Questions regarding revisions to proposals and supporting statements

In this section, we first discuss the purpose for allowing shareholders to revise portions of a proposal and supporting statement. Second, we express our views with regard to revisions that a shareholder makes to his or her proposal before we receive a company's no-action request, as well as during the course of our review of a no-action request. Finally, we address the circumstances under which our responses may allow shareholders to make revisions to their proposals and supporting statements.

1. Why do our no-action responses sometimes permit shareholders to make revisions to their proposals and supporting statements?

There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act section 14(a) are best served by affording an opportunity to correct these kinds of defects.

Despite the intentions underlying our revisions practice, we spend an increasingly large portion of our time and resources each proxy season responding to no-action requests regarding proposals or supporting statements that have obvious deficiencies in terms of accuracy, clarity or relevance. This is not beneficial to all participants in the process and diverts resources away from analyzing core issues arising under rule 14a-8 that are matters of interest to companies and shareholders alike. Therefore, when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading.

2. If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?

No, but it *may* accept the shareholder's revisions. If the changes are such that the revised proposal is actually a different proposal from the original, the revised proposal could be subject to exclusion under

- rule 14a-8(c), which provides that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting; and
- rule 14a-8(e), which imposes a deadline for submitting shareholder proposals.

3. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?

No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

4. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, should the shareholder provide a copy of the revisions to us?

Yes. All shareholder correspondence relating to the no-action request should be sent to us and the company. However, under rule 14a-8, no-action requests and shareholder responses to those requests are submitted to us. The proposals themselves are not submitted to us. Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes.

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	Type of revision that we may permit
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.
Rule 14a-8(i)(2)	If implementing the proposal would require the company to breach existing contractual obligations, we may permit

	the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.
Rule 14a-8(i)(3)	If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.
Rule 14a-8(i)(6)	Same as rule 14a-8(i)(2), above.
Rule 14a-8(i)(7)	If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.
Rule 14a-8(i)(8)	If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.
Rule 14a-8(i)(9)	Same as rule 14a-8(i)(8), above.

F. Other questions that arise under rule 14a-8

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

2. Rule 14a-8(i)(12) provides a basis for a company to exclude a proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials. How does rule 14a-8(i)(12) operate?

Rule 14a-8(i)(12) operates as follows:

a. First, the company should look back three calendar years to see if it previously included a proposal or proposals dealing with substantially the same subject matter. If it has not, rule 14a-8(i)(12) is not available as a basis to exclude a proposal from this year's proxy materials.

b. If it has, the company should then count the number of times that a proposal or proposals dealing with substantially the same subject matter was or were included over the preceding five calendar years.

c. Finally, the company should look at the percentage of the shareholder vote that a proposal dealing with substantially the same subject matter received the last time it was included.

- If the company included a proposal dealing with substantially the same subject matter only once in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(i) if it received less than 3% of the vote the last time that it was voted on.
- If the company included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(ii) if it received less than 6% of the vote the last time that it was voted on.
- If the company included a proposal or proposals dealing with substantially the same subject matter three or more times in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(iii) if it received less than 10% of the vote the last time that it was voted on.

3. Rule 14a-8(i)(12) refers to calendar years. How do we interpret calendar years for this purpose?

Because a calendar year runs from January 1 through December 31, we do not look at the specific dates of company meetings. Instead, we look at the calendar year in which a meeting was held. For example, a company scheduled a meeting for April 25, 2002. In looking back three calendar years to determine if it previously had included a proposal or proposals dealing with substantially the same subject matter, any meeting held in calendar years 1999, 2000 or 2001 - which would include any meetings held between January 1, 1999 and December 31, 2001 - would be relevant under rule 14a-8(i)(12).

Examples

A company receives a proposal for inclusion in its 2002 proxy materials dealing with substantially the same subject matter as proposals that were voted on at the following shareholder meetings:

Calendar Year	1997	1998	1999	2000	2001	2002	2003
Voted on?	Yes	No	No	Yes	No	-	-
Percentage	4%	N/A	N/A	4%	N/A	-	-

May the company exclude the proposal from its 2002 proxy materials in reliance on rule 14a-8(i)(12)?

Yes. The company would be entitled to exclude the proposal under rule 14a-8(i)(12)(ii). First, calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is within the prescribed three calendar years. Second, the company included proposals dealing with substantially the same subject matter twice within the preceding five calendar years, specifically, in 1997 and 2000. Finally, the proposal received less than 6% of the vote on its last submission to shareholders in 2000. Therefore, rule 14a-8(i)(12)(ii), which permits exclusion when a company has included a proposal or proposals dealing with substantially the same subject matter twice in the preceding five calendar years and that proposal received less than 6% of the shareholder vote the last time it was voted on, would serve as a basis for excluding the proposal.

If the company excluded the proposal from its 2002 proxy materials and then received an identical proposal for inclusion in its 2003 proxy materials, may the company exclude the proposal from its 2003 proxy materials in reliance on rule 14a-8(i)(12)?

No. Calendar year 2000, the last time the company included a proposal dealing with substantially the same subject matter, is still within the prescribed three calendar years. However, 2000 was the only time within the preceding five calendar years that the company included a proposal dealing with substantially the same subject matter, and it received more than 3% of the vote at the 2000 meeting. Therefore, the company would not be entitled to exclude the proposal under rule 14a-8(i)(12)(i).

4. How do we count votes under rule 14a-8(i)(12)?

Only votes for and against a proposal are included in the calculation of the shareholder vote of that proposal. Abstentions and broker non-votes are not included in this calculation.

Example

A proposal received the following votes at the company's last annual meeting:

- **5,000 votes for the proposal;**
- **3,000 votes against the proposal;**
- **1,000 broker non-votes; and**
- **1,000 abstentions.**

How is the shareholder vote of this proposal calculated for purposes of rule 14a-8(i)(12)?

This percentage is calculated as follows:

$$\frac{\text{Votes for the Proposal}}{\text{(Votes Against the Proposal + Votes for the Proposal)}} = \text{Voting Percentage}$$

Applying this formula to the facts above, the proposal received 62.5% of the vote.

$$\frac{5{,}000}{3{,}000 + 5{,}000} = .625$$

G. How can companies and shareholders facilitate our processing of no-action requests or take steps to avoid the submission of no-action requests?

Eligibility and procedural issues

1. Before submitting a proposal to a company, a shareholder should look in the company's most recent proxy statement to find the deadline for submitting rule 14a-8 proposals. To avoid exclusion on the basis of untimeliness, a shareholder should submit his or her proposal well in advance of the deadline and by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal executive offices.

2. A shareholder who intends to submit a written statement from the record holder of the shareholder's securities to verify continuous ownership of the securities should contact the record holder before submitting a proposal to ensure that the record holder will provide the written statement and knows how to provide a written statement that will satisfy the requirements of rule 14a-8(b).

3. Companies should consider the following guidelines when drafting a letter to notify a shareholder of perceived eligibility or procedural defects:

- provide adequate detail about what the shareholder must do to remedy all eligibility or procedural defects;
- although not required, consider including a copy of rule 14a-8 with the notice of defect(s);
- explicitly state that the shareholder must respond to the company's notice within 14 calendar days of receiving the notice of defect(s); and
- send the notification by a means that allows the company to determine when the shareholder received the letter.

4. Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice.

5. Rather than waiting until the deadline for submitting a no-action request, a company should submit a no-action request as soon as possible after it receives a proposal and determines that it will seek a no-action response.

6. Companies that will be submitting multiple no-action requests should submit their requests individually or in small groups rather than waiting and sending them all at once. We receive the heaviest volume of no-action requests between December and February of each year. Therefore, we are not able to process no-action requests as quickly during this period. Our experience shows that we often receive 70 to 80 no-action requests a week during our peak period and, at most, we can respond to 30 to 40 requests in any given week. Therefore, companies that wait until December through February to submit all of their requests will have to wait longer for a response.

7. Companies should provide us with all relevant correspondence when submitting the no-action request, including the shareholder proposal, any cover letter that the shareholder provided with the proposal, the shareholder's address and any other correspondence the company has exchanged with the shareholder relating to the proposal. If the company provided the shareholder with notice of a perceived eligibility or procedural defect, the company should include a copy of the notice, documentation demonstrating when the company notified the shareholder, documentation demonstrating when the shareholder received the notice and any shareholder response to the notice.

8. If a shareholder intends to reply to the company's no-action request, he or she should try to send the reply as soon as possible after the company submits its no-action request.

9. Both companies and shareholders should promptly forward to each other copies of all correspondence that is provided to us in connection with no-action requests.

10. Due to the significant volume of no-action requests and phone calls we receive during the proxy season, companies should limit their calls to us regarding the status of their no-action request.

11. Shareholders who write to us to object to a company's statement in opposition to the shareholder's proposal also should provide us with copies of the proposal as it will be printed in the company's proxy statement and the company's proposed statement in opposition.

Substantive issues

1. When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under rule 14a-8(i)(1).

2. When drafting a proposal, shareholders should consider what actions are within a company's power or authority. Proposals often request or require action by the company that would violate law or would not be within the power or authority of the company to implement.

3. When drafting a proposal, shareholders should consider whether the proposal would require the company to breach existing contracts. In our experience, we have found that proposals that would result in the company breaching existing contractual obligations face a much greater likelihood of being excludable under rule 14a-8(i)(2), rule 14a-8(i)(6), or both. This is because implementing the proposals may require the company to violate law or may not be within the power or authority of the company to implement.

4. In drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact. To this end, shareholders should provide factual support for statements in the proposal and supporting statement or phrase statements as their opinion where appropriate.

5. Companies should provide a supporting opinion of counsel when the reasons for exclusion are based on matters of state or foreign law. In determining how much weight to afford these opinions, one factor we consider is whether counsel is licensed to practice law in the jurisdiction where the law is at issue. Shareholders who wish to contest a company's reliance on a legal opinion as to matters of state or foreign law should, but are not required to, submit an opinion of counsel supporting their position.

H. Conclusion

Whether or not you are familiar with rule 14a-8, we hope that this bulletin helps you gain a better understanding of the rule, the no-action request process and our views on some issues and questions that commonly arise during our review of no-action requests. While not exhaustive, we believe that the bulletin contains information that will assist both companies and shareholders in ensuring that the rule operates more effectively. Please contact us with any questions that you may have regarding information contained in the bulletin.

http://www.sec.gov/interps/legal/cfslb14.htm

Home | Previous Page Modified: 02/04/2002

Appendix C

Staff Legal Bulletin No. 14F

(See Attached)



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at
http://www.dtcc.com/~/media/Files/Downloads/client-

center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities.

This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

6 *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

7 *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

8 *Techne Corp.* (Sept. 20, 1988).

9 In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

10 For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

11 This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

12 As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

13 This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

14 *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm